Exhibit 99.1

FORM 077-T

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892

Telephone: 972-3-694-8000

Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Changes in Holdings of Interested Parties, Officers, and Directors

Regulation 33(c) of the Securities Regulations (Immediate and Periodic Reports) 1970

As of September 30, 2016:

A. Interested Parties in the Company (as well as the President and Directors of the Company):

Holder No.	Holder Name	Name, Type and Series of the Security	Updated Amount of Securities	Percent Held % Capital %Voting		Percent Held (fully diluted) % Capital %Voting
1	Gazit-Globe Ltd.	Ordinary Shares	1,046,993
2	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Ordinary Shares	98,890,500	50.58	50.58	50.09	50.09
3	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Series K Debentures	85,000,000
4	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Series L Debentures	81,000,000
5	Chaim Katzman	Ordinary Shares	60,000	0.03	0.03	0.03	0.03
6	Dor J.Segal	Ordinary Shares	770,000	0.39	0.39	0.39	0.39
7	Rachel Lavine	Ordinary Shares	27,042	0.01	0.01	0.49	0.49
8	Rachel Lavine	Unregistered Options	717,770
9	Rachel Lavine	RSU	34,086
10	Rachel Lavine	PSU	195,870
11	Haim Ben-Dor	Ordinary Shares	74,933	0.04	0.04	0.04	0.04
12	Haim Ben-Dor	Series D Debentures	850,000
13	Haim Ben-Dor	Series K Debentures	2,670,135
14	Haim Ben-Dor	Series L Debentures	503,000
15	Yair Orgler	Series K Debentures	250,000
16	Yair Orgler	Series L Debentures	500,000
17	Ronnie Bar-On	Series J Debentures	38,000
18	Mawer Investment Management ltd	Ordinary Shares	1,663,622	0.85	0.85	0.84	0.84
19	Mawer Investment Management ltd	Ordinary Shares	11,041,900	5.65	5.65	5.60	5.60

B. Officers in the Company (other than the President)

Holder No.	Holder Name	Name, Type and Series of the Security	Updated Amount of Securities	Percent Held % Capital %Voting		Percent Held (Fully Diluted) % Capital %Voting
20	Adi Jemini	Ordinary Shares	7,241	0.00	0.00	0.14	0.14
21	Adi Jemini	Unregistered Options	199,669
22	Adi Jemini	RSU	9,482
23	Adi Jemini	PSU	54,488
24	Liad Barzilai	Ordinary Shares	2,500	0.00	0.00	0.11	0.11
25	Liad Barzilai	Unregistered Options	159,554
26	Liad Barzilai	RSU	11,854
27	Liad Barzilai	PSU	38,836
28	Rami Vaisenberger	Ordinary Shares	8,029	0.00	0.00	0.04	0.04
29	Rami Vaisenberger	Unregistered Options	57,351
30	Revital Kahlon	Ordinary Shares	1,732	0.00	0.00	0.00	0.00
31	Revital Kahlon	Unregistered Options	6,185

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Changes in holdings during Quarter Ended September 30, 2016

________________________________________________________________

Name: Chaim Katzman

Type of Holder: Director

Holder Number: 5

Citizenship/Country of Registration or Incorporation: Israel and US.

Name and Type of Security: Ordinary Shares

Previous Balance:50,000

Change in number of Securities: + 10,000

Name: Rachel Lavine

Type of Holder: CEO and director

Holder Number: 7

Citizenship/Country of Registration or Incorporation: Israel

Name and Type of Security: Ordinary Shares

Previous Balance:10,000

Change in number of Securities: + 17,042

Name: Rachel Lavine

Type of Holder: CEO and director

Holder Number: 7

Citizenship/Country of Registration or Incorporation: Israel

Name and Type of Security: Restricted Share Units

Previous Balance: 51,128

Change in number of Securities: - 17,042

Name: Ronnie Bar-On

Type of Holder: Director

Holder Number:17

Citizenship/Country of Registration or Incorporation: Israel

Name and Type of Security: Debentures (Series J)

Previous Balance: 38,400

Change in number of Securities: -400

Name of the Holder: Mawer Investment Management Ltd. (in role as investment manager)

Holder Number: 18 Type of Holder: Interested Party

Registration Number: 2010376289
Citizenship/Country of Registration or Incorporation: Canadian Corporation

Country of Citizenship/Corporation or Registration: Canada

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Name and Type of Security: Ordinary Shares

Previous Balance: 1,678,237

Change in the number of securities: -14,615

Name of the Holder: Mawer Investment Management Ltd. (held for companies managing funds for joint investments in trust)

Holder Number: 19

Type of Holder: Interested Party

Registration Number: 2010376289
Citizenship/Country of Registration or Incorporation: Canadian Corporation

Country of Citizenship/Corporation or Registration: Canada

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Name and Type of Security: Ordinary Shares

Previous Balance: 12,483,783

Change in the number of securities: -1,441,883

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Name: Adi Jemini

Type of Holder: CFO

Holder Number: 20

Citizenship/Country of Registration or Incorporation: Israel

Name and Type of Security: Ordinary Shares

Previous Balance: 2,500

Change in number of Securities: + 4,741

Name: Adi Jemini

Type of Holder: CFO

Holder Number: 20

Citizenship/Country of Registration or Incorporation: Israel

Name and Type of Security: Restricted Share Units

Previous Balance: 14,223

Change in number of Securities: - 4,741

Comments

As of the date of this report, according to the law, the controlling holder of the Company is:

Norstar Holdings Inc. is controlled by Mr. Chaim Katzman and may also be deemed to be controlled by Mr. Dori Segal and Ms. Erica Ottosson

Has the control of the Company been transferred during the period covered by this report? No.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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